Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881

__________, 2006

Israel Technology Acquisition Corp.
7 Gush Etzion, 3rd Floor
Givaat Schmuel, Israel 54030

Re: Merger with IXI Mobile, Inc.

Dear Sirs:

We have acted as counsel to Israel Technology Acquisition Corp. (AITAC@), a Delaware corporation, in connection with the proposed merger of its wholly owned subsidiary ITAC Acquisition Subsidiary Corp., (AMerger Sub@), a Delaware corporation, with and into IXI Mobile, Inc. (AIXI@), a Delaware corporation, for shares of common stock of ITAC. As a result of the merger, IXI will become a wholly owned subsidiary of ITAC. You have requested our opinion in connection with the federal income tax consequences of the proposed merger to ITAC and the stockholders of ITAC.

FACTS

The relevant facts are set forth in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission on July _____, 2006, File No. ________________ (the ARegistration Statement@), and the Agreement and Plan of Merger, dated February 28, 2006, among ITAC, Merger Sub, and IXI. For purposes of this opinion we have assumed and rely upon the truth and accuracy of the facts as set forth in the aforesaid documents.

ITAC was organized February 22, 2005 to effect a business combination with an operating business that has manufacturing operations or research and development facilities located in Israel. Its assets consist primarily of cash in a trust account. The outstanding common stock of ITAC is publicly held and is traded on the OTCBB. IXI is a privately owned company founded in 2000 that delivers devices and services designed to improve mobile communications and increase mobile data usage. Its Ogo™ devices are designed to deliver popular messaging applications, such as instant messaging, email, news, and SMS on optimized devices. Its principal research and development facilities and administrative offices are located in Israel.

Israel Technology Acquisition Corp.
_______, 2006

Under the Agreement and Plan of Merger, Merger Sub will be merged with and into IXI and IXI will continue as the surviving corporation, becoming a wholly owned subsidiary of ITAC which will change its name to IXI Mobile, Inc. IXI will operate under the name IXI Mobile (USA) Inc. On the effective date of the merger (AEffective Date@), (i) the holders of the outstanding shares of common stock of IXI (ii) the holders of IXI employee options and (iii) the holders of IXI warrants will receive in exchange for their IXI securities an aggregate of 7,818,000 shares of ITAC common stock.

IXI stockholders will also receive up to an additional 10,000,000 shares of ITAC common stock contingent upon the combined company attaining specified revenue, net income and stock trading price targets after the merger. Of the shares to be issued to the IXI stockholders, up to 781,800 shares will be placed in escrow until December 31, 2007 as a fund for the payment of indemnification claims that may be made by ITAC as a result of any breaches of IXI’s covenants, representations and warranties in the Merger Agreement. The IXI stockholders retain their right to vote their shares and receive cash dividends on the escrowed shares. Certain holders of ITAC common stock have the right to vote against the merger proposal and demand that ITAC convert such shares into a pro rata portion of the trust account. ITAC stockholders who do not elect to convert their shares will continue to hold the shares of ITAC common stock that they owned prior to the merger. Stockholders of IXI will become stockholders of ITAC and will own approximately 47% of the shares of ITAC common stock outstanding immediately after the merger, assuming no shares of ITAC are converted into their pro rata shares of the trust fund.

THE LAW

The Internal Revenue Code of 1986, as amended (“IRC”) provides that in a “reorganization” exchanges of property and stock or securities do not result in a taxable event. The term “reorganization” is defined by IRC Section 368(a)(1)(A) to include mergers. IRC Section 368(a)(2)(E) allows reorganization treatment when a controlled subsidiary merges into the target company (which emerges as the surviving corporation) and shareholders of the target exchange their stock for stock of the parent corporation, a so-called “reverse-subsidiary-merger” acquisition. This type of reorganization is effected where (1) pursuant to a merger the former target shareholders surrender an amount of stock representing at least 80% of each class of target stock; (2) after the merger, the target holds substantially all its properties and substantially all the properties of the merger subsidiary (other than the stock of the parent corporation distributed in the transaction); (3) stock of the parent corporation which was in control of the merger subsidiary is used to effect the merger; and (4) the target becomes a first-tier subsidiary of the parent. Each of the foregoing requirements is complied with in the proposed merger.

Israel Technology Acquisition Corp.
_______, 2006

IRC Section 1032 provides that Ano gain or loss shall be recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation.@

IRC Section 61 provides that gross income includes Agains derived from dealings in property.@ IRC Section 1001 provides that gain or loss shall be recognized on Athe sale or exchange of property@ and gain shall be the excess of the amount realized from the sale or other disposition of property over the adjusted basis@ of the property. IRC Section 1221 defines a “capital asset” as property held by the taxpayer other than stock in trade, inventory, property held primarily for sale to customers, depreciable property, real property used in trade or business, and certain other specified types of property. IRC Section 1222(3) defines Along-term capital gain@ as gain from the sale or exchange of a capital asset held for more than one year

OPINION

Assuming that the above factual statements are the same on the Effective Date, our opinion of the Federal income tax consequences of the proposed merger to ITAC and ITAC stockholders, based upon existing provisions of the IRC, is:

1. The merger of Merger Sub into IXI will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

2. No gain or loss will recognized by stockholders of ITAC if their conversion rights are not exercised.

3. A stockholder of ITAC who exercises conversion rights and effects a termination of the stockholders’ interest in ITAC will generally be required to recognize gain or loss upon the exchange of that stockholders’ shares of common stock of ITAC for cash. Such gain or loss will be measured by the difference between the amount of cash received and the tax basis of that stockholder’s shares of ITAC common stock. This gain or loss will generally be a capital gain or loss if such shares were held as a capital asset on the date of the merger and will be a long-term capital gain or loss if the holding period for the share of ITAC common stock is more than one year.

Israel Technology Acquisition Corp.
_______, 2006

This opinion is furnished to you for your benefit in connection with the transactions contemplated by the Agreement and Plan of Merger and may not be relied upon by any other person or used for any other purpose without our prior written consent.

We consent to the inclusion of a copy of this opinion as an exhibit to the Registration Statement, and to the references to this opinion and to this firm in the Prospectus.

Very truly yours,